Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

LAN and TAM announce intention to combine

Investor Presentation

August 13, 2010

Forward Looking Statements

This presentation contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "would" or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This presentation relates to a proposed business combination between Lan Airlines S.A. ("LAN") and TAM S.A., which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This presentation is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC's website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com , or through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br .

Evolving global context has created the opportunity for a Latin American leader to emerge

- **The world is consolidating**
  - International players are consolidating, either through mergers or broad anti-trust agreements
  - These airlines are looking at Latin America for growth
- **Regional consolidation creates the opportunity for a Latin American carrier to enter on an equal footing with the world leaders**
  - Creation of a world-class Latin American carrier
  - World-class Latin American carrier would have a strong presence in all major home markets across Latin America
  - Increased importance to the global alliance picture
- **LAN and TAM have the opportunity to create this global champion**
  - Leading home market positions across Latin America
  - Shared focus on creating value for investors, caring service for customers and opportunities for employees

Two local leaders = one global champion

- **Extensive route network**
  - Complementary networks with little overlap
  - Existing relationship on codeshare flights, maintenance and aircraft purchasing
  - Seamless travel throughout the region and beyond
  - Increased cargo capacity, frequency and destinations
- **Unparalleled service in the region**
- **Combination expected to generate estimated annual synergies of US ~$400M**
- **Shared focus on building shareholder value, providing world-class service to customers and benefits to employees**
- **Provides opportunities for the group to grow faster and increase profits**
- **Strongest frequent flyer program in the region**



This is the right time for TAM and LAN


TAM
LAN

- **Unique opportunity to lead Latin America** – one of the fastest growing regions in the world
- Economic growth and improving consumer disposable income are **accelerating demand for competitive transportation product offerings** in the region
- Current environment provides the **opportunity to build a continental leader unparalleled across Latin America**, as well as a strong global presence
- Both have **solid financial and operating positions**

Corporate structure

LATAM Chairman of the Board
Mauricio Rolim Amaro

LATAM CEO
Enrique Cueto

LAN

LAN CEO
Ignacio Cueto

Plus affiliates
- LAN Peru
- LAN Argentina
- LAN Ecuador
- LAN Cargo

TAM

TAM SA Chairman
Maria Cláudia Amaro

TAM SA CEO
Marco Bologna

TAM Linhas Aereas CEO
Líbano Barroso

Plus affiliates
- TAM Mercosur
- Multiplus

- **All stock transaction** – TAM Shareholders offered newly issued shares of LAN
- Structure **designed to comply with foreign ownership restrictions**, including Brazil 20% foreign ownership restriction
- **Economic alignment of all shareholders** while the Amaro family would retain majority voting at TAM subject to veto rights

No change of control at either TAM

Transaction overview

Deal terms

- On Friday August 13th, a non-binding MOU was signed outlining their intentions to combine their holdings into the leading Latin American airline group
- TAM shareholders are to receive 0.90 shares in LAN for each TAM share

Corporate governance

- Organization model will be based on the balance of two principles:
  - BU heads operating as CEOs with real autonomy to run the business
  - Group structure/processes designed to ensure integration, full synergy capture and optimization
- Shareholders agreements will govern relations among the two companies and the controlling shareholders

Corporate structure

- LAN would be the holding vehicle of the combined operations, along with changing its name to LATAM
- LATAM would be listed in New York, Santiago and Sao Paulo

Business operations

- Each entity would retain its own brand and independent operations
- TAM will continue to operate in Brazil and Paraguay, and LAN will continue to operate in Chile, Argentina, Peru, and Ecuador
- Carriers would build a comprehensive passenger and cargo network

LAN and TAM today

		TAM	LAN
Operational	**Passengers** (millions)	30.4	15.4
	Destinations	63	70
	Countries served	14	17
	Employees (thousands)	26.3	17.7
	Aircraft	143	98
	Aircraft orders	90+	121
	2009 ASKs (billions)	64.7	38.8
	Tons (thousands)	183	649
Financial	**2009 Revenue** (USD billions)	4.9	3.7
	2009 EBITDAR margin	14.0%	22.5%

Note: Most recent figures except for financials and ASK (as of Dec 2009)

Combined, LATAM will be among the leading airlines in the world

The Top 15 passenger airlines in revenue
USD Billions, 2009



1 Lufthansa Group 31
Air France-KLM Group 30
United - CO 29
Delta 28
5 AMR Corporation 20
BA - Iberia 19
JAL 16
ANA Group 13
Qantas 11
10 US Airways 10
Southwest 10
Singapore Air Group 9
Cathay Pacific 9
Air Canada 9
15 LATAM 9

The Top 15 passenger airlines in passengers
Millions, 2009



1 Delta 161
United-CO 102
Southwest 86
American 86
5 Air France-KLM 71
Lufthansa 70
China Southern 66
Ryanair 65
BA - Iberia 52
10 US Airways 51
LATAM 46
China Eastern 44
JAL 41
Air China 40
15 Qantas 38

SOURCE: Company reports for LAN and TAM, Airline Business

LATAM will have an extensive passenger network offering



Five key flows in the combined network
1 Key domestic markets
2 Regional Latin America
3 North and Central America
4 Europe
5 South Pacific/Australia
Operated by LAN only
Operated by TAM only
Operated by both carriers*

South America + Domestics	US and Canada	Europe and Rest of World
102 Destinations 10 Countries +1200 Daily Departures	6 Destinations 2 Countries ~19 Daily Departures	12 Destinations 11 Countries ~14 Daily Departures

Source: OAG

LAN cargo expertise + TAM market opportunity = cargo growth

LAN's global and diversified cargo network...



North America to South America
Europe to South America
LAN CARGO
MasAir
lanco
ABSA
Regional (intra) South America
LAN CARGO

...with TAM's Brazilian market presence



- Brazil is the largest domestic cargo market in Latin America
- TAM offers significant strengths
  - Domestic widebody network
  - Existing cargo operation
  - Strong and growing European network

LATAM would offer an unparalleled level of service in the region


Revenue
USD Billions, 2009
$8.5
$3.5
$2.6
$1.3
LAN-TAM
GOL
Avianca-Taca
Copa
EBITDAR
USD Millions, 2009
$1,505
$690
$400
$320
LAN-TAM
GOL
Avianca-Taca (E)
Copa
Destinations
Number of cities, as of today
116
62
58
51
LAN-TAM
GOL
Avianca-Taca
Copa
Passengers
Millions, 2009
45.8
28.4
11.3
5.6
LAN-TAM
GOL
Avianca-Taca
Copa

SOURCE: Company 20-F filings, Airline Business, + IR presentation, Company websites.

LATAM would be the clear #1 within South America and co-leader on routes to/from the U.S. and Canada


Current capacity
Millions of seats per month
1.6
1.4
1.1
100%
80
60
40
20
0
Other
Pluna
Aerolineas
GOL
Avianca
1st LATAM
Others
Avianca
United and Continental
Delta
2nd LATAM
American
Others
Alitalia
Avianca
Lufthansa and Swiss
4th LATAM
TAP
Air France and KLM
British Airways and Iberia
Intra South America
US and Canada
Europe

NOTE: International non-stop segments
SOURCE: OAG as of July 2010

And would have the ability to grow into new markets


1
2
3
4

Future growth would result in the creation of jobs and economic growth in Brazil and rest of Latin America

Four primary growth areas for the network initially…

1	Brazil to Europe/Africa	Increased Southern cone feed to support new service to Europe
2	Lima to North/Central Am.	Increased Brazil feed supports new service to US and Mexico
3	New hubs	Potential new hubs could connect to Europe and US
4	Cargo	Combination of LAN's expertise and TAM's footprint

Provides opportunities for the group to grow faster and increase profits

- **Faster top-line growth**
  - Enhances ability to launch new flights
  - Increases alternatives for passenger and cargo customers, capturing new customers



TAM
TAM

- **Improved cost competitiveness**
  - Leverages economies of scale
  - Benefits from best practice sharing
  - Operational coordination in international markets



LAN

- **Enhanced strategic positioning**
  - Creates the leading Latin American carrier
  - Better able to compete with other global carriers

The transaction is expected to generate estimated annual synergies of US ~$400M

Annual synergies Break-Down


100% =
US$ ~400M
Cargo Revenue
$110M
Pax Revenue
$170M
Costs
$120M

Highlights

- Estimated total synergies of ~4% of combined revenues (in line with other recent industry transactions)
- Management expects to implement approximately one third of the synergies within the first year, largely offsetting one time costs
- All synergies would be implemented by the end of the third year
- Potential integration risks should be mitigated by the complementary nature of networks
- Synergy values do not include other potential benefits, such as expansion of domestic cargo and sharing of best practices in domestic passenger business units

Detailing the estimated US ~$400M in synergies

Revenue: Cargo ~$110M, Pax ~$170M

Synergy source	Value US$ Millions	Rationale
Cargo	110	New service, sharing of best practices
Network relevance	50	Improved access to joint hubs and combined network appeal (especially to high yield)
New and increased connectivity	40	Combined network creates new city pairs and increased service
New flights	35	Combined network supports new flights and hubs
Other passenger revenue	35	Including consolidation of partner airline contracts and increased utilization
Frequent flyer	10	Consolidation of the programs and sharing of best practices

Cost ~$120M

Synergy source	Value US$ Millions	Rationale
Airports	25	Consolidation of functions in overlapping stations
Procurement	25	Leveraging economies of scale in contracts
Corporate	20	Streamlining of corporate overhead and some functions
IT	20	Efficiencies of common IT platforms
Maintenance	15	Leveraging economies and efficiencies of scale
Sales	15	Efficiency of combined sales efforts

Committed to a superior customer experience



- **More destinations and greater schedule options**
- LATAM would serve **more than 115 destinations in 23 countries**
- **More opportunities to earn and redeem miles** in the strongest frequent flyer program in the region
- Sharing of **customer service best practices**

The combination would also benefit employees

- **More career opportunities**
  - Access to new stations across the combined network
  - Fast growing airline with over 200 airplanes on order
- **Improved job stability** from our enhanced ability to compete with global leaders
- **Pride in creating a global leader** that would drive economic growth throughout the region
- Both airlines will continue to fly with their current certificates, **relying on their respective pilots and flight attendants**









LATAM would have the strongest frequent flyer program in the region

TAM FIDELIDADE

LANPASS

- As of the end of 2009, **Fidelidade had ~7M and LANPASS ~4M members**
- Going forward, combining Fidelidade and LANPASS would provide a **strong starting position to gain further scale in the region**
- We anticipate that the new combined frequent flyer program would drive customer **loyalty, business growth and ancillary revenue streams**

LATAM: creating the world-class global airline group for Latin America

- Latin American leader with major strategic and economic benefits for employees, customers and shareholders
- LATAM would have pro-forma combined revenues of US $8.5B (as of year-end 2009), serving more than 115 destinations, and would become one of the most valuable airlines worldwide
- Complementary assets and market positions expected to contribute to a stronger competitive position for the company, and further growth through new destinations and more flights
- Synergies as a part of the arrangement are expected to save US ~$400M annually, ~1/3 of which are expected to be implemented by the end of year one, largely offsetting one-time costs

LAN

TAM

LAN and TAM announce intention to combine

Investor Presentation

August 13, 2010